UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K/A

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File Number - 33-44713
A.	Full title of the plan and the address of the plan:

COMMUNITY BANCORP. AND DESIGNATED SUBSIDIARIES' RETIREMENT SAVINGS PLAN
4811 U.S. Rte. 5
P.O. Box 259
Derby, Vermont  05829
B.	Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office:

COMMUNITY BANCORP.
4811 U.S. Rte. 5
P.O. Box 259
Derby, Vermont  05829

REQUIRED INFORMATION

The Community Bancorp. and Designated Subsidiaries' Retirement Savings Plan is an ERISA plan with more than 100 participants. Required financial statements filed with this report:

Financial Report for plan year ended December 31, 2003.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

with

SUPPLEMENTARY INFORMATION

December 31, 2003 and 2002

With Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

Board of Directors
Community Bancorp. and Designated Subsidiaries Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of Community Bancorp. and Designated Subsidiaries Retirement Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Community Bancorp. and Designated Subsidiaries Retirement Savings Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Berry, Dunn, McNeil & Parker
Portland, Maine
May 5, 2004
VT Reg. No. 92-000278

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets

Investments, at fair value
Money market assets	$491,598	$464,319
Mutual funds	3,008,052	2,077,809
Marketable equity securities	4,021,089	3,247,186
Participant loans	165,724	149,622

Total investments	7,686,463	5,938,936

Receivables
Employer contributions	272,597	233,543
Employee contributions	10,894	0
Accrued interest and dividends	8,655	2,307

Total receivables	292,146	235,850

Net assets available for benefits	$7,978,609	$6,174,786

The accompanying notes are an integral part of these financial statements.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003
Additions to net assets attributed to:
Investment income
Interest and dividends	$203,442
Net appreciation in fair value of investments	1,093,432

Net investment income	1,296,874

Contributions
Employer	373,648
Employee	296,221

Total contributions	669,869

Total additions	1,966,743

Deductions from net assets attributed to:
Benefits paid to employees	129,773
Administrative expenses	33,147

Total deductions	162,920

Increase in net assets available for benefits	1,803,823

Net assets available for benefits

Beginning of year	6,174,786

End of year	$7,978,609

The accompanying notes are an integral part of these financial statements.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002
1.	Description of Plan

The following description of the Community Bancorp. and Designated Subsidiaries Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Community National Bank (the Bank) who have attained age 21 and have completed one year of service. Under the provisions of the Plan, investment activity is directed by individual participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to the maximum amount allowed by the Internal Revenue Code. The Bank matches employee contributions up to 5 percent of annual compensation. The Bank may also make additional discretionary contributions. Contributions are subject to certain limitations.

Administrative Expenses

All administrative expenses are paid by the Plan.

2.	Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

3.	Investments

The Plan's investments are recorded at their fair values determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Investments that represent 5% or more of the Plan's net assets are as follows:

	2003	2002

Security

Community Bancorp. Common Stock	$4,021,089	$3,247,186
Growth Fund of America, Inc.	464,683	279,408
Cash Management Fund of America	482,614	413,392
American Balanced Fund	535,409	430,234
Vanguard Total Stock Market Index Fund	1,298,313	943,787

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,093,432 as follows:

Mutual funds	$743,135
Community Bancorp. stock	350,297

$1,093,432

4.	Tax Status

The Plan obtained its latest determination letter dated August 23, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002
5.	Plan Termination

Although it has not expressed any intention to do so, Community National Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6.	Party-in-Interest Transactions

Through July 2002, certain Plan investments were shares of mutual funds managed by Banknorth Investment Management Group. Banknorth Investment Management Group was the trustee of the Plan during this time. In July 2002, the Plan transferred all of the Plan assets to Community Financial Services Group, the new trustee. Community Financial Services Group is an affiliate of Community National Bank, the Plan sponsor, through common ownership.

The Plan allows for employee contributions to be invested in common stock of the parent of the Plan sponsor, Community Bancorp. At December 31, 2003 and 2002, the Plan held 241,870 and 214,690 shares, respectively, valued at $4,021,089 and $3,247,186, respectively.

There were no party-in-interest transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.

Schedule

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Required for IRS Form 5500
EIN #01-0211807
Plan #002

December 31, 2003
	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lesser,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost (1)	Value

	Cash Management Fund of America	Money Market		$482,614
	Federated Prime Value Obligations Fund	Money Market		17
	Federated Government Obligations Fund	Money Market		8,967
*	Community Bancorp.	Common Stock, 241,870 shares		4,021,089
	American Balanced Fund	Mutual Fund		535,409
	Blackrock Core Bond Fund	Mutual Fund		91,572
	Growth Fund of America, Inc.	Mutual Fund		464,683
	Investment Company of America	Mutual Fund		124,199
	Longleaf Partners Small Cap Fund	Mutual Fund		101,516
	SEI Diversified Moderate Growth Fund	Mutual Fund		1,485
	Vanguard Total Stock Market Index Fund	Mutual Fund		1,298,313
	SEI Stable Asset Fund	Mutual Fund		262,741
	Euro Pacific Growth Fund	Mutual Fund		128,134
*	Participant Loans	Interest rate range 6.57% - 9.96%
		Various maturities		165,724

				$7,686,463

*	Indicates a party-in-interest to the Plan.
(1)	Participant directed plan, information not required.

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-44713 of Community National Bank on Form S-8 of our report dated May 5, 2004, appearing in this Annual Report on Form 11-K of Community Bancorp. and Designated Subsidiaries Retirement Savings Plan for the year ended December 31, 2003.

/s/ Berry, Dunn, McNeil & Parker

Portland, Maine
May 5, 2004
VT Reg. No. 92-000278

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
COMMUNITY BANCORP. AND DESIGNATED SUBSIDIARIES'
RETIREMENT SAVINGS PLAN
DATE: June 28, 2004	/s/ Stephen P. Marsh
Stephen P. Marsh, President & Chief Operating Officer
Community Bancorp
(Plan Administrator)